Mail Stop 4561

May 26, 2010

Timothy J. Barker
Chief Financial Officer and Treasurer
RealPage, Inc.
4000 International Parkway
Carrollton, TX 75007

      Re: RealPage, Inc.
               Registration Statement on Form S-1
               Filed April 29, 2010
               File No. 333-166397

Dear Mr. Barker:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are in receipt of your confidential treatment request for certain portions of the agreement filed as Exhibit 10.48 to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover. In addition, please ensure that your registration statement contains a description of the material terms of the Master Services Agreement between the company and DataBank Holdings Ltd. that is the subject of your confidential treatment request.

2.   We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the

document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Prospectus Cover Page

4. Please consider revising your prospectus cover page to disclose that Stephen T. Winn, your chief executive officer and chairman of the board, or other insider stockholders acting together, will continue to be controlling shareholder(s) of the company following the initial public offering, as you state in the last risk factor on page 30.

Prospectus Summary, page 1

5. You state on pages 1 and 75 that your solutions "enable property owners and managers to increase revenues and reduce operating costs" in several ways. We note also that beginning on pages 2 and 75 you list a number of benefits that your solutions provide to your customers, including increased revenues, reduced operating cost, and improved quality of service for residents and prospects. Please provide us with objective and, if applicable, quantitative support for assertions such as these that relate to measurable benefits of the company's products and services. You must be able to substantiate on a reasonable basis all such assertions contained in the filing.

6. Please also provide support for the following assertion that is made several times throughout your filing, including in your summary: "Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2009, based on number of units managed." Please clarify whether this statement is attributable to RealPage or a third party.

Summary Consolidated Financial Data, page 8

7. We note your use of the non-GAAP measure, "working capital, excluding deferred revenue," here and on pages 43 and 67 of your registration statement. If you continue to present this non-GAAP measure, revise your registration statement to include the disclosures required under Item 10(e)(1)(i) of Regulation S-K.

"Material defects or errors in the software we use…," page 18

8.   You disclose that you "have from time to time found defects in the software underlying [y]our solutions," and that costs incurred in correcting defects or errors could be substantial. Please confirm, if accurate, that the software defects that identified in the past have not resulted in substantial costs to the company. Alternatively, disclose the amount and nature of any material costs incurred in connection with such defects, in order to provide investors with an understanding of the extent of the risks described.

"We rely on third-party technologies and services…," page 18

9.   You disclose that you rely on technologies and services provided by third-parties, such as computer hardware and software vendors and database providers, to deliver your solutions, and that any loss of the right to use any such technologies or services could harm your business. It is unclear from the disclosure the degree to which you rely on licenses for the use of such third-party technologies and services. To the extent your business is materially dependent on any such licenses, the agreements and their material terms should be discussed in your business disclosure. See Item 101(c)(1)(iv) of Regulation S-K. Please revise accordingly, or provide us with support for your conclusion that no such third-party licenses are material to the company. In this regard, we note your disclosure that the third-party technologies and services that you require are "generally commercially available from a number of providers." Please identify any technologies or services that are not generally commercially available upon which the company is materially dependent. Further, please tell us what consideration you gave to filing any related license agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our debt obligations contain restrictions…," page 22

10.   You state that under your credit facility with Wells Fargo Capital Finance, LLC, and Comerica Bank, any default that is not cured or waived could have a material adverse effect on the company's liquidity and financial condition. We note in this regard that the amendments to the credit agreement filed as exhibits 10.21, 10.23 and 10.27 to the registration statement contain waivers by your lenders of certain then-existing or potential events of default by the company. As one example, we note that the Waiver, Consent and Fourth Amendment to the Credit Agreement filed as Exhibit 10.27 relates in part to the company's "failure to maintain the Fixed Charge Coverage Ratio required by Section 7(a) of the Credit Agreement for the 6 month period ended December 31, 2009." Please tell us what consideration you gave to discussing briefly these waivers and the related events of default as they relate to the risks described in your disclosure.

"The concentration of our capital stock owned by insiders…," page 30

11.   We again note your disclosure that Mr. Winn, or other insider stockholders
        together, will be able to control management and affairs of the company. Please
        tell us whether the company intends to rely on the "controlled company"
        exemption from the corporate governance requirements of the NASDAQ Global
        Market, if eligible to do so. If so, please disclose here and elsewhere as
        appropriate.

Special Note Regarding Forward-Looking Statements and Industry Data, page 35

12.   We note your statements that some of the information in the prospectus is based
        on third-party industry and government publications, surveys and forecasts, and
        that, while you believe such publications are reliable, you have "not
        independently verified their data and cannot guarantee its accuracy or
        completeness." As you know, you are responsible for the entire content of the
        registration statement and should not include language that can be interpreted as a
        disclaimer of information contained in the filing. Please revise accordingly.

Use of Proceeds, page 36

13.   Clarify that a portion of your net proceeds will be used to pay accumulated and
        unpaid dividends owed to related parties holding Series A, Series A1 and Series B
        convertible preferred stock.

14.   You state that after payment of accumulated and unpaid dividends on certain
        series of your preferred stock and repayment of certain indebtedness, you intend
        to use the remaining net proceeds from the offering for "working capital and
        general corporate purposes." You further disclose that you may also use a portion
        of the remaining proceeds for acquisitions or investments in other businesses,
        products or technologies. Please revise to provide more meaningful and specific
        disclosure of the intended use of the remaining proceeds, for example, with
        respect to any particular capital expenditures that you expect to make, as well as
        the approximate amounts intended to be used for each such purpose, to the extent
        known. In addition, if you have no current specific plans for a significant portion
        of the net proceeds, please so state and discuss the principal reasons for the
        offering. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangible Assets with Indefinite Lives, page 53

15.	Your disclosures appear to suggest that goodwill and other intangible assets with indefinite lives are tested for impairment in combination with each other. Please tell us how you considered ASC 350-20-35-31 and 35-32 and ASC 350-30-35-26(a) and revise your disclosures, as appropriate.

Stock-Based Compensation

Valuation of Common Stock, page 54

16.	We note that you have not quantified certain assumptions used in your valuations as noted per the discussion of valuation methodologies on page 55. Please revise your disclosures to include quantitative information for each significant assumption used at each valuation date. This includes, but is not limited to, discount rates, market multiples, non-marketability discounts, and any other assumptions management believes are material. Please ensure that your disclosures also include a description of the basis for these determinations.

17.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

18.	When you include the estimated IPO price in the registration statement, revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined at each grant date. In this regard, you should update the discussion on page 56 to continue to describe significant intervening events within the company and changes in assumptions, as well as weighting and selection of valuation methodologies employed, that explain the changes in the fair value of your common stock up to the effective date of the registration statement.

19.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

20.   For any options or shares of restricted stock granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Income Taxes, page 56

21.   We note that you released a significant portion of the deferred tax asset valuation allowance during fiscal 2009 based on current year income and projected future income. Please expand your disclosures to provide a more detailed explanation as to how you determined it is more likely than not that the amount of net deferred tax assets at December 31, 2009 is realizable. Your discussion should include, but is not limited to, consideration of cumulative losses in recent years and any factors specific to federal and state taxing jurisdictions that impacted your determination.

Results of Operations, page 58

22.   We note your disclosure on page 11 that you have grown, and you expect to continue to grow, through acquisitions. We note further the disclosures in your results of operations discussion that the increases in the number of rental units managed by one or more of your on demand software solutions in each of fiscal 2008 and fiscal 2009, as compared to the prior year, were due in part to acquisitions. To the extent material, please quantify the extent to which your revenue growth during the periods covered by the financial statements is attributable to acquisitions.

Liquidity and Capital Resources

Contractual Obligations, Commitments and Contingencies, page 69

23.   Please revise the table of contractual obligations to include a separate line item for interest payments on your long-term debt obligations. As this table is aimed at increasing transparency of cash flow, we believe these payments should be reflected.

Long-Term Debt Obligations, page 69

24.   Please provide a more robust discussion in this section of the material terms of affirmative and negative covenants related to your credit facility with Wells Fargo Foothill, LLC, and Comerica Bank. Please also discuss the waivers of events of default under the credit agreement that the company obtained at September 16,

2009, October 15, 2009, and February 10, 2010. For example, as it appears from Exhibit 10.27 to the registration statement that the company failed to maintain the required "Fixed Charge Coverage Ratio" under the credit agreement for the six-month period ended December 31, 2009, please disclose the required ratio and explain how it is calculated, and disclose your actual ratio during the period of non-compliance as well as your current ratio. In addition, to the extent material to an understanding of the company's financial condition, please disclose the steps you took to obtain the waivers of events of default, the nature of the events of defaults**,** and the terms of your amended credit agreement to cure the events defaults**,** as well as the potential consequences of breach (including the effects of any cross-default or cross-acceleration provisions) on your financial condition. Alternatively, tell us how you concluded that such disclosure is not required. See Section IV.C of SEC Release No. 33-8350.

Executive Compensation

General

25.   You do not appear to have included any disclosure in response to Item 402(s) of Regulation S-K relating to the company's compensation policies and practices as they relate to your risk management. Please supplementally advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis

Compensation Components

Performance-Based Cash Bonuses, page 101

26.   You disclose that cash awards made to your named executive officers for 2009 under your management incentive plan were based in part on achievement of corporate financial performance targets, "including overall corporate revenue and adjusted EBITDA targets and product family specific revenue and profit targets [for certain members of management]." It appears that you have not provided quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction; or advise.

To the extent you believe that disclosure of the overall corporate revenue and adjusted EBITDA performance targets in particular is not required pursuant to Instruction 4, please provide us with a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical, company-wide financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See our Regulation S-K Compliance Disclosure and Interpretation 118.04.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions, page 122

27.   Please ensure that you provide the complete disclosure called for by Item 404(b) of Regulation S-K. In this regard, discuss the standards that your board of directors has historically applied when reviewing related party transactions, as well as the standards that your audit committee will apply, pursuant to the audit committee charter or otherwise, when reviewing such transactions in the future. See Item 404(b)(1) and Instruction 1 to Item 404.

Principal and Selling Stockholders, page 123

28.   Footnote 2 to the principal and selling stockholder table states, "Each of the directors of Apax Managers, Inc. may be deemed to share voting and dispositive power over the shares held by the Apax Funds." Please revise to identify by name each of the directors of Apax Managers, Inc. who share voting and/or dispositive power over the RealPage shares held by the Apax Funds that are your principal stockholders.

Consolidated Financial Statements

General

29.   Please file updated financial statements with your next amendment pursuant to Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

30.   We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the

face of the income statement that includes a total of the share-based compensation. If you choose to retain this disclosure, please remove the total amounts from the presentation in your next amendment. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

Notes To Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

31.   We note you have early adopted the amendments within ASC 605-25 regarding the accounting for multiple-deliverable arrangements and have chosen retrospective application for all periods presented. Please tell us how you considered ASC 605-25-65-1(e) and expand your policy to include the applicable disclosures required by paragraphs 250-10-50-1 through 50-3.

32.   Please expand your disclosures to include a discussion of the significant factors, inputs, assumptions, and methods used to determine vendor-specific objective evidence, third-party evidence, or estimated selling price for the significant deliverables in your multi-element arrangements. We refer you to 605-25-50-2(e).

33.   Clarify why recognizing commission revenue from the sale of insurance policies ratably over the policy term is appropriate. In this regard, clarify the terms of your commission agreements including whether you have an ongoing service obligation after a policy is sold.

Note 7. Redeemable Convertible Preferred Stock, page F-20

34.   We note your disclosure that the conversion of your redeemable convertible preferred stock is mandatory with the consent of the holders of the Series A Preferred Stock immediately prior to the closing of a qualified initial public offering. However, we also note section 4.(a)(ii)(A) of your Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 states that your redeemable convertible preferred stock will be automatically converted immediately prior to the closing of a qualified initial public offering. Please clarify this inconsistency and revise your disclosure as necessary.

Note 11. Net Income (Loss) Per Share, page F-25

35.   We note there are shares of restricted stock outstanding at December 31, 2009 as noted from your disclosure on page F-22. Clarify whether the holders of non-

vested restricted stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should also be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Note 13. Income Taxes, page F-28

36.   We note your presentation of deferred tax assets and liabilities. ASC 740-10-30-2(b) indicates that the measurement of deferred tax assets should be reduced by tax benefits not expected to be realized. Please revise your presentation to disclose the valuation allowance related to gross deferred tax assets.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

37.   You state that you believe that the issuances described in this section were exempt from registration in reliance on Rule 701 or Section 4(2) under the Securities Act. Please note that there is no "reasonable belief" standard for these particular exemptions. Further, please revise to indicate specifically which exemption(s) you are relying on for each of the unregistered issuances that you disclose. See Item 701(d) of Regulation S-K. Finally, we note that you filed a Form D on May 25, 2010 for a recent 506 offering. Please disclose the facts that make this exemption available. Confirm that you had a pre-existing relationship with all of these investors.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements or related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias
        Wilson Sonsini Goodrich & Rosati
        Telephone: (512) 338-5400